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                                                                    Exhibit 99.1

NET2PHONE'S INDEPENDENT COMMITTEE RESPONDS TO IDT

Tuesday September 13, 2005 8:30 am ET

NEWARK, N.J.--(BUSINESS WIRE)--September 13, 2005--The independent committee of the Board of Directors of Net2Phone, Inc. (NASDAQ: NTOP - News) yesterday responded to the letter from IDT Corporation delivered to Net2Phone on September 7, 2005. The response was contained in a letter from Stephen Fraidin of Kirkland & Ellis LLP, legal counsel to the independent committee, to Ira Greenstein, President of IDT. A copy of the letter was delivered to Abbe Dienstag of Kramer Levin Naftalis & Frankel LLP, legal counsel to IDT.

If a tender offer of Net2Phone shares is commenced, stockholders are urged to read Net2Phone's solicitation/recommendation statement on Schedule 14D-9, which would be filed with the Securities and Exchange Commission (SEC), because it will contain important information. Investors can obtain a free copy of the solicitation/recommendation statement and any amendments to that statement, if and when available, and all other filings by Net2Phone with the SEC at www.sec.gov.

The letter stated:

"Dear Mr. Greenstein:

         I have been authorized by the committee of independent directors of Net2Phone, Inc. (the "Committee") to respond on behalf of the Committee to the letter dated September 7, 2005 sent by you, on behalf of IDT, to the Board of Directors of Net2Phone, stating that the Board of Directors of IDT has determined to change the form of consideration of IDT's proposed offer (the "Proposed Offer") to purchase all outstanding shares of common stock of Net2Phone not owned by IDT or its affiliates. As stated in your letter, Net2Phone stockholders would be offered 0.1283 shares of IDT class B common stock for each share of Net2Phone common stock. You assert in the letter that such exchange ratio represents $1.70 per Net2Phone share, based upon average closing price of IDT class B common stock on the New York Stock Exchange for the week ended September 2, 2005. Based upon the average closing price for the week ended September 9, 2005, the exchange ratio represents a value of $1.66 per share. We note that the Committee has previously advised you that your all-cash offer at a price of $1.70 per share was not acceptable.

         The Committee welcomes your statement that IDT is prepared to expeditiously furnish the Committee and its advisors with the materials that may be required to evaluate the Proposed Offer. We will promptly follow-up with you and your counsel to request such information.

         We would anticipate being in a position to engage in discussions with you in the near future.

                                                              Regards,
                                                              Stephen Fraidin"


About Net2Phone

Net2Phone provides VoIP PacketCable, SIP and wireless solutions around the world. As a leader in turn-key hosted VoIP telephony services, Net2Phone has routed billions of VoIP minutes globally, servicing more than 100,000 users in the US as well as hundreds of thousands of more overseas. Net2Phone provides partners with a SIP-based broadband telephony solution, calling cards, prefix dialing and enterprise services in over 100 countries. Net2Phone's PacketCable platform provides cable operators with the ability to deliver a high quality primary line-type service with features such as emergency calling. For more information about Net2Phone's products and services, please visit www.net2phone.com.